UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-16131

World Wrestling Entertainment, LLC

(Exact name of registrant as specified in its charter)

1241 East Main Street

Stamford, CT 06902

(203) 352-8600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One (1)*

*

Explanatory Note: Effective as of September 12, 2023, pursuant to the Transaction Agreement, dated as of April 2, 2023 (the “Transaction Agreement”), by and among Endeavor Group Holdings, Inc. (“Endeavor”), Endeavor Operating Company, LLC, TKO Operating Company, LLC (f/k/a Zuffa Parent, LLC) (“TKO OpCo”), World Wrestling Entertainment, Inc. (“Old WWE”), TKO Group Holdings, Inc. (f/k/a New Whale Inc.) (“TKO”), and Whale Merger Sub Inc. (“Merger Sub”), among other things, (i) Old WWE undertook certain internal restructuring steps as further described in the Transaction Agreement; (ii) Merger Sub merged with and into Old WWE (the “Merger”), with Old WWE surviving the Merger (the “Surviving Entity”) and becoming a direct wholly owned subsidiary of TKO; (iii) immediately following the Merger, TKO caused the Surviving Entity to be converted into a Delaware limited liability company (“New WWE”) and TKO became the sole managing member of New WWE (the “Conversion”); and (iv) following the Conversion, TKO contributed all of the equity interests of New WWE to TKO OpCo in exchange for 49% of the membership interests in TKO OpCo on a fully diluted basis.

Pursuant to the requirements of the Securities Exchange Act of 1934, World Wrestling Entertainment, LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: September 25, 2023
WORLD WRESTLING ENTERTAINMENT, LLC

	By:	/s/ Nick Khan
	Name:	Nick Khan
	Title:	President